Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited

Reports Fourth Quarter and Full Year 2020 Financial Results

•                      A total of 6,789 hotels or 652,162 hotel rooms in operation as of December 31, 2020.

•                      Hotel turnover1 increased 17.5% year-over-year to RMB11 billion for the fourth quarter, and decreased 5.6% to RMB33 billion for the full year of 2020. Excluding DH, hotel turnover increased 13.2% year-over-year for the fourth quarter and decreased 12.5% year-over-year for the full year of 2020.

•                      Net revenues increased 5.5% year-over-year to RMB3.1 billion (US$471 million)2 for the fourth quarter, better than revenue guidance previously announced of 0% to 3%, and decreased 9.1% to RMB10.2 billion (US$1.6 billion) for the full year of 2020. Excluding DH, net revenues for the fourth quarter decreased 3.1% year-over-year, better than our guidance previously announced of a decline of 4 to 7%.

•                      Net income attributable to Huazhu Group Limited was RMB703 million (US$108 million) for the fourth quarter of 2020, compared with RMB619 million for the fourth quarter of 2019 and net loss attributable to Huazhu Group Limited of RMB212 million in the previous quarter. Net loss attributable to Huazhu Group Limited was RMB2.2 billion (US$336 million) for the full year of 2020. Excluding DH, net income attributable to Huazhu Group Limited was RMB1.0 billion for the fourth quarter of 2020 and was negative RMB847 million for the full year of 2020.

•                      Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted net income (non-GAAP) for the fourth quarter of 2020 was negative RMB8 million (US$1 million), compared with RMB411 million for the fourth quarter of 2019, and adjusted net income (non-GAAP) for the full year of 2020 was negative RMB1.8 billion (US$275 million), compared with RMB1.6 billion for the full year of 2019. Excluding DH, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the fourth quarter of 2020 was RMB300 million and was negative RMB459 million for the full year of 2020.

•                      EBITDA (non-GAAP) for the fourth quarter of 2020 increased 2.3% year-over-year to RMB1.1 billion (US$167 million). EBITDA (non-GAAP) for the full year of 2020 was negative RMB631 million (US$96 million). Excluding DH, EBITDA (non-GAAP) increased 38.8% year-over-year to RMB1.5 billion for the fourth quarter of 2020 and was RMB736 million for the full year of 2020.

1    Hotel turnover refers to total transaction value of room and non-room revenues from Huazhu hotels (i.e., leased and operated, manachised and franchised hotels).

2    The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.5250 on December 31, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•                      Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) was RMB375 million (US$58 million) for the fourth quarter and was negative RMB244 million (US$35 million) for the full year of 2020. Excluding DH, adjusted EBITDA (non-GAAP) was RMB764 million for the fourth quarter of 2020 and was RMB1.1 billion for the full year of 2020.

In the first quarter of 2021, Huazhu expects net revenues growth to range from an 8% to a 10% increase compared to the first quarter of 2020 , or to range from an increase of 61-63% if excluding DH. For the full year of 2021, we expect the net revenue growth to range from a 50% to 54%, or to range from 50% to 54% if excluding DH.

•                      To provide a more meaningful guidance considering the impact of COVID-19, the net revenue guidance mentioned above if compared to 2019 represents a decline of 7% to 9% in the first quarter of 2021 (or a decline of 12-14% if excluding DH), and growth of 36% to 40% for the full year in 2021 (or 15%to 19% if excluding DH). In order to contain the spread of COVID-19 during the Chinese New Year, Chinese government imposed strict “stay local” guidance, which impacted travel demand in January and February 2021. Upon the relaxation of travel restrictions from mid-March, we recorded a strong recovery in RevPAR. Excluding the impact of January and February, our revenue guidance for Q1 2021 compared to Q1 2019 would have been a growth of 7%-9%, (or 1%-3% if excluding DH), and 45%-49% (36%-40% if excluding DH) for the full year 2021 compared to 2019.

Shanghai, China, March 24, 2021 — Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “the Company”, “we” or “our”), a world-leading hotel group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

As of December 31, 2020, Huazhu’s worldwide hotel network in operation totaled 6,789 hotels and 652,162 rooms, including 120 hotels from DH. For the full year of 2020, the Company opened 40 leased hotels and 1,609 manachised hotels and franchised hotels, and closed 41 leased hotels and 556 manachised and franchised hotels. During the fourth quarter of 2020, Legacy-Huazhu3 business opened 393 hotels, including 4 leased (or leased-and-operated) hotels and 389 manachised (or franchised-and-managed) hotels and franchised hotels, and closed a total of 114 hotels, including 10 leased hotels and 104 manachised and franchised hotels. For the full year of 2020, Legacy-Huazhu opened 32 leased hotels and 1,605 manachised hotels and franchised hotels, and closed 39 leased hotels and 547 manachised and franchised hotels. During the fourth quarter of 2020, the Legacy-DH4 business opened 3 hotels, including 2 leased hotels and 1 manachised and franchised hotel. For the full year of 2020, Legacy-DH opened 8 leased hotels and 4 manachised hotels and franchised hotels, and closed 2 leased hotels and 9 manachised and franchised hotels. As of December 31, 2020, Huazhu had a total of 2,449 unopened hotels in the pipeline, including 2,411 hotels from Legacy-Huazhu business and 38 hotels from the Legacy-DH business.

3  Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

4  Legacy-DH refers to DH.

Legacy-Huazhu Only — Fourth Quarter and Full Year of 2020 Operational Highlights

As of December 31, 2020, Legacy-Huazhu had 6,669 hotels in operation, including 681 leased and owned hotels and 5,988 manachised hotels and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 628,135 hotel rooms in operation, including 90,942 under the lease and ownership model and 537,193 under the manachise and franchise models. Legacy-Huazhu also had 2,411 hotels in the pipeline, including 18 leased and owned hotels and 2,393 manachised and franchised hotels. As of December 31, 2020, approximately 99% of Legacy-Huazhu’s hotels (excluding 74 hotels under governmental requisition) had resumed operations. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

• The ADR was RMB231 in the fourth quarter of 2020, compared with RMB232 in the fourth quarter of 2019 and RMB218 in the previous quarter. The ADR was RMB210 for the full year of 2020, compared with RMB234 for the previous year.

• The occupancy rate for all Legacy-Huazhu hotels in operation was 80.6% in the fourth quarter of 2020, compared with 82.2% in the fourth quarter of 2019 and 82.0% in the previous quarter. The occupancy rate was 71.0% for the full year of 2020, compared with 84.4% for the previous year.

• Blended RevPAR was RMB186 in the fourth quarter of 2020, compared with RMB191 in the fourth quarter of 2019 and RMB179 in the previous quarter. Blended RevPAR was RMB149 for the full year of 2020, compared with RMB198 for the previous year.

• For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB186 for the fourth quarter of 2020, representing a 7.6% decrease from RMB201 for the fourth quarter of 2019, with a 3.9% decrease in ADR and a 3.3-percentage-point decrease in occupancy rate. The same-hotel RevPAR was RMB148 for the full year of 2020, representing a 27.9% decrease from RMB205 for the full year of 2019, with a 13.1% decrease in ADR and a 14.8-percentage-point decrease in occupancy rate.

Legacy-DH Only — Fourth Quarter and Full Year of 2020 Operational Highlights

As of December 31, 2020, Legacy-DH had 120 hotels in operation, including 72 leased and owned hotels and 48 manachised hotels and franchised hotels. In addition, as of the same date, Legacy-DH had 24,027 hotel rooms in operation, including 13,371 under the lease and ownership model and 10,656 under the manachise and franchise models. Legacy-DH also had 38 hotels in the pipeline, including 26 leased and owned hotels and 12 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR76 in the fourth quarter of 2020, compared with EUR97 in the fourth quarter of 2019 and EUR93 in the previous quarter. The ADR was EUR88 for the full year of 2020, compared with EUR97 for the previous year.

• The occupancy rate for all Legacy-DH hotels in operation was 22.5% in the fourth quarter of 2020, compared with 68.0% in the fourth quarter of 2019 and 37.9% in the previous quarter. The occupancy rate was 34.8% for the full year of 2020, compared with 69.1% for the previous year.

• Blended RevPAR was EUR17 in the fourth quarter of 2020, compared with EUR66 in the fourth quarter of 2019 and EUR35 in the previous quarter. Blended RevPAR was EUR31 for the full year of 2020, compared with EUR67 for the previous year.

Ji Qi, Founder, Executive Chairman and CEO of Huazhu commented: “COVID-19 has caused very significant challenges to both our China and European businesses in 2020. However, our China business achieved strong recovery throughout the year, especially in the second half of 2020 despite several resurgences of the COVID-19 pandemic in various regions. In the second half, we achieved over RMB1.6 billion of adjusted EBITDA for our China business. More importantly, we continued to expand our hotel network and pipeline, thanks to our dedicated employees, our powerful brand portfolio and solid execution. Although our European business is still being impacted by COVID-19 pandemic, we have continued to advance our digitalization plan. Moreover, we also took the opportunity to streamline our organizational structure to prepare well for future recovery.”

“Looking ahead, we believe the COVID-19 pandemic has not changed the long-term growth potential of China’s lodging industry. Under the China’s ‘Dual circulation’ economy model, we continue to emphasize our China-focus strategy, together with our unique Three-in-One ‘Super Composite’ business model for further hotel network expansion. More importantly, our future expansion will not focus on speed only, but more on quality as we see customers become more quality-oriented after COVID-19. Additionally, we are continuously improving and upgrading our technology and organizational capabilities to support our long-term strategy execution.”

Fourth Quarter and Full Year of 2020 Financial Results

The fourth quarter and full year of 2020 financial results included results of the Legacy-DH business, which was not included in the fourth quarter and full year of 2019 financial results. In the fourth quarter and full year of 2020, both Legacy-Huazhu business and Legacy-DH businesses were affected by the COVID-19 pandemic compared with the fourth quarter of 2019 and full year of 2020.

(RMB in millions)	Q4 2019	Q3 2020	Q4 2020	2019FY	2020FY
Revenues:
Leased and owned hotels	1,921	2,131	2,024	7,718	6,908
Manachised and franchised hotels	938	995	999	3,342	3,136
Others	51	32	48	152	152
Net revenues	2,910	3,158	3,071	11,212	10,196

Net revenues for the fourth quarter of 2020 were RMB3.1 billion (US$471 million), representing a 5.5% year-over-year increase and a 2.8% sequential decrease. Excluding DH, our net revenues for the fourth quarter of 2020 were RMB2.8 billion, representing a 3.1% year-over-year decrease.

Net revenues for the full year of 2020 were RMB10.2 billion (US$1.6 billion), representing a decrease of 9.1% from the full year of 2019. Excluding DH, our net revenues for the full year of 2020 were RMB8.7 billion, representing a 22.7% year-over-year decrease.

Net revenues from leased and owned hotels for the fourth quarter of 2020 were RMB2.0 billion (US$310 million), representing a 5.4% year-over-year increase and a 5.0% sequential decrease. Excluding DH, our net revenues from leased and owned hotels for the fourth quarter of 2020 were RMB1.8 billion, representing a 6.8% year-over-year decrease.

For the full year of 2020, net revenues from leased and owned hotels were RMB6.9 billion (US$1.1 billion), representing a 10.5% year-over-year decrease. Excluding DH, our net revenues from leased and owned hotels for the full year of 2020 were RMB5.4 billion, representing a 29.5% year-over-year decrease.

Net revenues from manachised and franchised hotels for the fourth quarter of 2020 were RMB999 million (US$153 million), representing a 6.5% year-over-year increase and a 0.4% sequential increase. Excluding DH, our net revenues from manachised and franchised hotels for the fourth quarter of 2020 were RMB990 million, representing a 5.5% year-over-year increase.

For the full year of 2020, net revenues from manachised and franchised hotels were RMB3.1 billion (US$481 million), representing a 6.2% year-over-year decrease. These hotels accounted for 30.8% of net revenues, compared to 29.8% of net revenues for the full year of 2019. Excluding DH, our net revenues from manachised and franchised hotels for the full year of 2020 were RMB3.1 billion, representing a 7.5% year-over-year decrease.

Other revenues represent revenues generated from businesses other than the hotel operation, which mainly include revenues from the provision of IT products and services to hotels and revenues from Huazhu Mall™ and other revenues from Legacy-DH business, totaling RMB48 million (US$8 million) in the fourth quarter of 2020, compared to RMB51 million in the fourth quarter of 2019 and RMB32 million in the previous quarter.

For the full year of 2020, other revenues were RMB152 million (US$23 million), same as in 2019.

(RMB in millions)	Q4 2019	Q3 2020	Q4 2020	2019FY	2020FY
Operating costs and expenses:
Hotel operating costs	1,879	2,470	2,748	7,190	9,729
Other operating costs	21	15	22	57	52
Selling and marketing expenses	134	162	181	426	597
General and administrative expenses	330	343	336	1,061	1,259
Pre-opening expenses	149	42	36	502	288
Total operating costs and expenses	2,513	3,032	3,323	9,236	11,925

Hotel operating costs for the fourth quarter of 2020 were RMB2.7 billion (US$420 million), compared to RMB1.9 billion in the fourth quarter of 2019 and RMB2.5 billion in the previous quarter. Excluding DH, hotel operating costs for the fourth quarter of 2020 were RMB2.1 billion, which represented 73.4% of the quarter’s net revenues, compared to 64.6% for the fourth quarter in 2019 and 70.4% for the previous quarter.

For the full year of 2020, hotel operating costs were RMB9.7 billion (US$1.5 billion), compared to RMB7.2 billion in 2019. Excluding DH, hotel operating costs for the full year of 2020 were RMB7.4 billion, which represented 85.1% of the net revenues, compared to 64.1% for 2019.

Selling and marketing expenses for the fourth quarter of 2020 were RMB181 million (US$28 million), compared to RMB134 million in the fourth quarter of 2019 and RMB162 million in the previous quarter. Excluding DH, selling and marketing expenses for the fourth quarter of 2020 were RMB149 million, which represented 5.3% of the quarter’s net revenues, compared to RMB134 million or 4.6% of net revenues for the fourth quarter in 2019, and RMB102 million or 3.7% of net revenues for the previous quarter. The increase was mainly due to expansion of direct sales team, promotional events including but not limited to several Huazhu World conferences in different parts of China to attract potential franchisees.

For the full year of 2020, selling and marketing expenses were RMB597 million (US$91 million), compared to RMB426 million in 2019. Excluding DH, selling and marketing expenses for the full year of 2020 were RMB388 million, which represented 4.5% of the net revenues, compared to RMB426 million or 3.8% of net revenues for the full year of 2019.

General and administrative expenses for the fourth quarter of 2020 were RMB336 million (US$52 million), compared to RMB330 million in the fourth quarter of 2019 and RMB343 million in the previous quarter. Excluding DH, general and administrative expenses for the fourth quarter of 2020 were RMB257 million, which represented 9.1% of the quarter’s net revenues, compared to RMB330 million for the fourth quarter in 2019 and RMB235 million for the previous quarter.

For the full year of 2020, general and administrative expenses were RMB1.3 billion (US$193 million), compared to RMB1.1 billion in 2019. Excluding DH, general and administrative expenses for the full year of 2020 were RMB893 million, which represented 10.3% of the net revenues, compared to RMB1.1 billion or 9.5% of net revenues for the full year of 2019. The decline was mainly due to our cost-cutting initiatives, such as streamlining of head office headcounts during 2020.

Pre-opening expenses for the fourth quarter of 2020 were mostly related to Legacy-Huazhu totaling RMB36 million (US$6 million), compared to RMB149 million in the fourth quarter of 2019 and RMB42 million in the previous quarter.

Pre-opening expenses for the full year of 2020 were RMB288 million (US$44 million), compared to RMB502 million in 2019, representing a year-over-year decrease of 42.6%. Pre-opening expenses as a percentage of net revenues were 2.8% in 2020, compared to 4.5% in 2019.

Other operating income, net for the fourth quarter of 2020 was RMB118 million (US$18 million), compared to RMB89 million in the fourth quarter of 2019 and RMB110 million in the previous quarter.

Other operating income, net for the full year of 2020 was RMB480 million (US$74 million), compared to RMB132 million in 2019. The year-over-year increase was mainly attributable to subsidy income and insurance income from DH due to COVID-19 impact.

Income from operations for the fourth quarter of 2020 was negative RMB134 million (US$20 million). Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) for the fourth quarter of 2020 was RMB112 million (US$16 million), compared to adjusted income from operations (non-GAAP) of RMB508 million in the fourth quarter of 2019 and adjusted loss from operations (non-GAAP) of RMB168 million in the previous quarter. Excluding DH, our income from operations for the fourth quarter of 2020 was RMB315 million, compared to income from operations of RMB486 million in the fourth quarter of 2019 and income from operations of RMB523 million in the previous quarter.

Income from operations for the full year of 2020 was negative RMB1.7 billion (US$257 million). Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) for the full year of 2020 was RMB1.6 billion (US$238 million), compared to adjusted income from operations (non-GAAP) of RMB2.2 billion in 2019. Excluding DH, our income from operations for the full year of 2020 was negative RMB100 million, compared to income from operations of RMB2.1 billion in 2019.

Operating margin, defined as income from operations as a percentage of net revenues, for the fourth quarter of 2020, was a negative 4.4%. Excluding DH, the operating margin for the fourth quarter of 2020 was 11.2%, compared with 16.7% in the fourth quarter of 2019 and 19.1% in the previous quarter.

Operating margin for the full year of 2020 was a negative 16.5%. Excluding DH, the operating margin for the full year of 2020 was a negative 1.2%, compared with 18.8% in 2019.

Other income, net for the fourth quarter of 2020 was negative RMB8 million (US$2 million), compared to a positive RMB45 million for the fourth quarter of 2019 and negative RMB1 million for the previous quarter.

Other income, net for the full year of 2020 was negative RMB89 million (US$14 million), compared to a positive RMB331 million in 2019. The decrease was mainly due to impairment loss on investments totaling RMB92 million in 2020.

Unrealized gains from fair value changes of equity securities for the fourth quarter of 2020 was RMB733 million (US$113 million), compared to unrealized gains from fair value changes of equity securities of RMB230 million in the fourth quarter of 2019 and unrealized gains from fair value changes of equity securities of RMB39 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

For the full year of 2020, unrealized losses from fair value changes of equity securities were RMB265 million (US$42 million), compared to unrealized gains from fair value changes of equity securities of RMB316 million in 2019.

Income tax benefit for the fourth quarter of 2020 was RMB66 million (US$10 million), compared to income tax expense of RMB133 million in the same period of 2019 and income tax benefit of RMB50 million in the previous quarter. For the full year of 2020, income tax benefit was RMB215 million (US$33 million), compared to income tax expense of RMB640 million in 2019.

Net income attributable to Huazhu Group Limited for the fourth quarter of 2020 was RMB703 million (US$108 million). Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the fourth quarter of 2020 was RMB8 million (US$1 million). Excluding DH, the net income attributable to Huazhu Group Limited for the fourth quarter of 2020 was RMB1.0 billion, compared to net income attributable to Huazhu Group Limited of RMB619 million in the fourth quarter of 2019 and net income attributable to Huazhu Group Limited of RMB482 million in the previous quarter. Excluding DH, the adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the fourth quarter of 2020 was RMB300 million, compared with adjusted net income attributable to Huazhu Group Limited (non-GAAP) of RMB411 million in the fourth quarter of 2019 and an adjusted net income attributable to Huazhu Group Limited (non-GAAP) of RMB476 million in the previous quarter.

Net loss attributable to Huazhu Group Limited for the full year of 2020 was RMB2.2 billion (US$336 million). Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the full year of 2020 was RMB1.8 billion (US$275 million). Excluding DH, the net loss attributable to Huazhu Group Limited for the full year of 2020 was RMB847 million, compared to net income attributable to Huazhu Group Limited of RMB1.8 billion in 2019. Excluding DH, the adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the full year of 2020 was RMB459 million, compared with adjusted net income attributable to Huazhu Group Limited (non-GAAP) of RMB1.6 billion in 2019.

Basic and diluted earnings per share/ADS. For the fourth quarter of 2020, basic and diluted earnings per share were RMB2.27 (US$0.35) and RMB2.16 (US$0.33), respectively. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic and diluted losses per share (non-GAAP) were RMB0.02 (US$0.00).

For the full year of 2020, basic losses per share were RMB7.49 (US$1.15). Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic and diluted losses per share (non-GAAP) were RMB6.16 (US$0.94).

EBITDA (non-GAAP) for the fourth quarter of 2020 was RMB1.1 billion (US$167 million). Excluding DH, the EBITDA (non-GAAP) for the fourth quarter of 2020 was RMB1.5 billion (US$226 million), compared with RMB1.1 billion in the fourth quarter of 2019 and RMB859 million in the previous quarter. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the fourth quarter of 2020 was RMB375 million (US$58 million). Excluding DH, the adjusted EBITDA (non-GAAP) for the fourth quarter of 2020 was RMB764 million (US$118 million), compared with RMB854 million in the fourth quarter of 2019 and RMB853 million in the previous quarter.

EBITDA (non-GAAP) for the full year of 2020 was negative RMB631 million (US$96 million). Excluding DH, the EBITDA (non-GAAP) for the full year of 2020 was RMB736 million (US$112 million), compared with RMB3.6 billion in 2019. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the full year of 2020 was negative RMB244 million (US$35 million). Excluding DH, the adjusted EBITDA (non-GAAP) for the full year of 2020 was RMB1.1 billion (US$172 million), compared with RMB3.3 billion in 2019.

Adjusted EBITDA margin (non-GAAP), defined as adjusted EBITDA as a percentage of net revenues, for the fourth quarter of 2020 was 12.2%, compared to 29.3% in the fourth quarter of 2019 and 5.8% in previous quarter. Excluding to DH, adjusted EBITDA margin (non-GAAP) for the fourth quarter of 2020 was 27.1%, compared to 29.3% in the fourth quarter of 2019 and 31.2% in the previous quarter. Adjusted EBITDA margin (non-GAAP) for the year of 2020 was a negative 2.4%, compared to a positive 29.9% in 2019. Excluding to DH, adjusted EBITDA margin (non-GAAP) for the year of 2020 was 13.0%, compared to 29.9% in 2019.

We achieved very strong recovery in the second half of 2020. Adjusted EBITDA margin (non-GAAP) for the second half of 2020 was 9.0%, compared to 29.4% in the second half of 2019 and a negative 20.2% in the first half of 2020. Excluding to DH, adjusted EBITDA margin (non-GAAP) for the second half of 2020 was 29.1%, compared to 29.4% in the second half of 2019 and a negative 15.9% in the first half of 2020.

Cash flow. Operating cash inflow for the fourth quarter of 2020 was RMB304 million (US$46 million). Investing cash outflow for the fourth quarter of 2020 was RMB515 million (US$79 million). Financing cash outflow for the fourth quarter of 2020 was RMB410 million (US$62 million).

Operating cash inflow for the full year of 2020 was RMB609 million (US$93 million), representing a decrease of 81.5% from 2019. Investing cash outflow for the full year of 2020 was RMB8.1 billion (US$1.2 billion), compared to RMB285 million in 2019. Financing cash inflow for the full year of 2020 was RMB883 million (US$134 million), compared to RMB6.0 billion in 2019.

Cash and cash equivalents and Restricted cash. As of December 31, 2020, the Company had a total balance of cash and cash equivalents of RMB7.0 billion (US$1.1 billion) and restricted cash of RMB64 million (US$10 million).

Debt financing. As of December 31, 2020, the Company had a total debt balance of RMB12.0 billion (US$1.8 billion) and the unutilized credit facility available to the Company was RMB6.6 billion. Subsequent to the year end of 2020, we continue to repay our outstanding loans and further reduce our debt position.

COVID-19 update

During Q4 2020, despite numerous recurrences of COVID-19 in several cities and provinces in mainland China, such as Shanghai, Chengdu, and the Northeastern area of China, our business continued to recover, thanks to China’s effective and precise control of the COVID-19 pandemic. More importantly, we noticed that demand for travel shows resilience and recovery in previously-affected cities, with acceleration after the COVID-19 risk level was moved downward in those cities (from mid-to-high risk to low risk). This recovery trend was temporarily paused in the first two months of 2021 due to another COVID-19 resurgence in Shanghai, Beijing and Hebei Province. Accordingly, the Chinese government introduced “stay local” guidance prior to the Chinese New Year holiday (CNY) which further pressured the recovery in February. However, our performance started to recover steadily again post the CNY holiday. RevPAR in March 2021 recovered to 87% of 2019 from only 56% of 2019 in February 2021. Particularly, after the National People’s Congress and the Chinese People’s Political Consultative Conference during the first week of March, the Chinese government further eased travel restrictions which were in effect from March 16, 2021. After that, we saw hotel demand in the Beijing area recovering immediately and at a strong pace.

Steigenberger Hotels AG and its subsidiaries (“DH”) suffered from the second wave and third wave of COVID-19 outbreak in European countries since late September 2020. Given that the Europe has been encountering several resurgences of the COVID-19 pandemic, the lockdown period there has been extended several times, and currently is scheduled to end on April 18, 2021. Despite these resurgences, the Q4 2020 DH net revenues remain within our previous guidance. European countries began their vaccination process in December 2020. However, due to the uncertainty of the completion of the vaccination process, and consequently the timing of business recovery, we are taking further cost reduction and cash flow measures, such as negotiating with landlords to reduce our rental costs, reducing or eliminating discretionary corporate spending and capital expenditures, etc. We also actively sought new business opportunities in the government’s fight against COVID-19, such as offering Huazhu hotels to support governmental agencies for pandemic prevention and control. The extension of lockdown impacts are partially offset by extension of the scope and duration of European government subsidy programs.

Guidance

Huazhu anticipates the gross opening of 1,800-2,000 hotels in 2021, considering the COVID-19 resurgence happened in January and February. In 2021, Huazhu is expected to close 500-550 hotels.

In the first quarter of 2021, Huazhu expects net revenues growth to range from an 8% to a 10% increase compared to the first quarter of 2020, or to range from an increase of 61-63% if excluding DH. For the full year of 2021, we expect the net revenue growth to range from a 50% to 54%, or to range from 50% to 54% if excluding DH.

To provide a more meaningful guidance considering the impact of COVID-19, the net revenue guidance mentioned above if compared to 2019 represents a decline of 7% to 9% in the first quarter of 2021 (or a decline of 12-14% if excluding DH), and growth of 36% to 40% for the full year in 2021 (or 15% to 19% if excluding DH). In order to contain the spread of COVID-19 during the Chinese New Year, Chinese government imposed strict “stay local” guidance, which impacted travel demand in January and February 2021. Upon the relaxation of travel restrictions from mid-March, we recorded a strong recovery in RevPAR. Excluding the impact of January and February, our revenue guidance for Q1 2021 compared to Q1 2019 would have been a growth of 7%-9%, (or 1%-3% if excluding DH), and 45%-49% (36%-40% if excluding DH) for the full year 2021 compared to 2019.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host a conference call beginning at 9:00 a.m. Hong Kong time on Thursday, March 25, 2021 (or 9:00 p.m. U.S. Eastern time on Wednesday, March 24, 2021) following the announcement of the results. The conference call will be a Direct Event call. All participants must preregister online prior to the call. Please use the link http://apac.directeventreg.com/registration/event/1749583 to complete the online registration at least 15 minutes prior to the commencement of the conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode, followed by your unique registrant ID, and you will be joined to the conference promptly. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through April 1, 2021. Please dial +1 (855) 452 5696 (for callers in the U.S.); 400 632 2162 (for callers in mainland China); 800 963 117 (for callers in Hong Kong); or +61 2 8199 0299 (for callers outside the U.S., mainland China and Hong Kong) and enter the passcode 1749583.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating our economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of December 31, 2020, Huazhu operated 6,789 hotels with 652,162 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of December 31, 2020, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

-—Financial Tables and Operational Data Follow—

Huazhu Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2019	December 31, 2020
	RMB	RMB	US$
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	3,234	7,026	1,077
Restricted cash	10,765	64	10
Short-term investments	2,908	3,903	598
Accounts receivable, net	218	404	62
Loan receivables, net	193	304	47
Amounts due from related parties	182	178	27
Inventories	57	89	14
Other current assets, net	699	914	140
Total current assets	18,256	12,882	1,975

Property and equipment, net	5,854	6,682	1,024
Intangible assets, net	1,662	5,945	911
Operating lease right-of-use assets	20,875	28,980	4,441
Finance lease right-of-use assets	—	2,041	313
Land use rights, net	215	213	33
Long-term investments	1,929	1,923	295
Goodwill	2,657	4,988	764
Loan receivables, net	280	135	21
Other assets, net	707	743	114
Deferred tax assets	548	1,266	193
Total assets	52,983	65,798	10,084

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	8,499	1,142	175
Accounts payable	1,176	1,241	190
Amounts due to related parties	95	132	20
Salary and welfare payables	491	526	81
Deferred revenue	1,179	1,272	195
Operating lease liabilities, current	3,082	3,406	522
Finance lease liabilities, current	—	31	5
Accrued expenses and other current liabilities	1,856	2,440	374
Dividends payable	678	—	—
Income tax payable	231	339	52
Total current liabilities	17,287	10,529	1,614

Long-term debt	8,084	10,856	1,664
Operating lease liabilities, noncurrent	18,496	27,048	4,145
Finance lease liabilities, noncurrent	—	2,497	383
Deferred revenue	559	662	101
Other long-term liabilities	566	771	118
Deferred tax liabilities	491	1,824	280
Retirement benefit obligations	—	179	27
Total liabilities	45,483	54,366	8,332

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(16)
Additional paid-in capital	3,834	9,808	1,503
Retained earnings	3,701	1,502	230
Accumulated other comprehensive income (loss)	(49)	127	19
Total Huazhu Group Limited shareholders’ equity	7,379	11,330	1,736
Noncontrolling interest	121	102	16
Total equity	7,500	11,432	1,752
Total liabilities and equity	52,983	65,798	10,084

Huazhu Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Year Ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)

Revenues:
Leased and owned hotels	1,921	2,131	2,024	310	7,718	6,908	1,059
Manachised and franchised hotels	938	995	999	153	3,342	3,136	481
Others	51	32	48	8	152	152	23
Net revenues	2,910	3,158	3,071	471	11,212	10,196	1,563

Operating costs and expenses:
Hotel operating costs:
Rents	(663)	(859)	(929)	(142)	(2,624)	(3,485)	(534)
Utilities	(91)	(136)	(120)	(18)	(404)	(478)	(73)
Personnel costs	(490)	(611)	(738)	(113)	(1,854)	(2,501)	(383)
Depreciation and amortization	(257)	(337)	(348)	(53)	(960)	(1,316)	(202)
Consumables, food and beverage	(215)	(253)	(257)	(39)	(793)	(885)	(136)
Others	(163)	(274)	(356)	(55)	(555)	(1,064)	(163)
Total hotel operating costs	(1,879)	(2,470)	(2,748)	(420)	(7,190)	(9,729)	(1,491)
Other operating costs	(21)	(15)	(22)	(3)	(57)	(52)	(8)
Selling and marketing expenses	(134)	(162)	(181)	(28)	(426)	(597)	(91)
General and administrative expenses	(330)	(343)	(336)	(52)	(1,061)	(1,259)	(193)
Pre-opening expenses	(149)	(42)	(36)	(6)	(502)	(288)	(44)
Total operating costs and expenses	(2,513)	(3,032)	(3,323)	(509)	(9,236)	(11,925)	(1,827)
Goodwill impairment loss	—	(437)	—	—	—	(437)	(67)
Other operating income (expense), net	89	110	118	18	132	480	74
Income (losses) from operations	486	(201)	(134)	(20)	2,108	(1,686)	(257)
Interest income	39	31	33	5	160	119	18
Interest expense	(83)	(136)	(118)	(18)	(315)	(533)	(82)
Other (expense) income, net	45	(1)	(8)	(2)	331	(89)	(14)
Unrealized gains (losses) from fair value changes of equity securities	230	39	733	113	316	(265)	(42)
Foreign exchange (loss) gain	69	48	151	23	(35)	175	27
Income (Loss) before income taxes	786	(220)	657	101	2,565	(2,279)	(350)
Income tax (expense) benefit	(133)	50	66	10	(640)	215	33
Gain (Loss) from equity method investments	(28)	(35)	(11)	(2)	(164)	(140)	(21)
Net income (loss)	625	(205)	712	109	1,761	(2,204)	(338)
Net (income) loss attributable to noncontrolling interest	(6)	(7)	(9)	(1)	8	12	2
Net income (loss) attributable to Huazhu Group Limited	619	(212)	703	108	1,769	(2,192)	(336)

Other comprehensive income
Gain arising from defined benefit plan, net of tax	—	(7)	(27)	(4)	—	(27)	(4)
Foreign currency translation adjustments, net of tax	29	237	(8)	(1)	(7)	203	31
Comprehensive income (loss)	654	25	677	104	1,754	(2,028)	(311)
Comprehensive (income) loss attributable to noncontrolling interest	(6)	(7)	(9)	(1)	8	12	2
Comprehensive income (loss) attributable to Huazhu Group Limited	648	18	668	103	1,762	(2,016)	(309)

Earnings (Losses) per share/ADS:
Basic	2.17	(0.73)	2.27	0.35	6.22	(7.49)	(1.15)
Diluted	2.07	(0.73)	2.16	0.33	5.94	(7.49)	(1.15)

Weighted average number of shares used in computation:
Basic	285,256,343	291,675,396	309,752,462	309,752,462	284,305,138	292,739,841	292,739,841
Diluted	304,319,151	291,675,396	326,326,640	326,326,640	304,309,890	292,739,841	292,739,841

Huazhu Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Year Ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31,2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Operating activities:
Net (loss) income	625	(205)	712	109	1,761	(2,204)	(338)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	22	33	22	4	110	122	19
Depreciation and amortization, and other	273	367	384	59	1,019	1,445	221
Impairment loss	10	453	138	21	13	709	109
Loss (Income) from equity method investments, net of dividends	37	14	38	6	213	145	22
Investment (income) loss	(353)	(89)	(881)	(135)	(477)	108	17
Changes in operating assets and liabilities	387	747	399	61	482	339	52
Other	(22)	(181)	(508)	(79)	172	(55)	(9)
Net cash provided by operating activities	979	1,139	304	46	3,293	609	93

Investing activities:
Capital expenditures	(459)	(452)	(501)	(77)	(1,535)	(1,776)	(272)
Acquisitions, net of cash received	(160)	(3)	(1)	0	(244)	(5,060)	(775)
Purchase of investments	(63)	(1,631)	(71)	(11)	(329)	(1,702)	(261)
Proceeds from maturity/sale of investments	1,281	14	12	2	2,002	396	61
Loan advances	(76)	(48)	(15)	(2)	(541)	(145)	(22)
Loan collections	92	51	60	9	347	182	28
Other	20	0	1	0	15	4	1
Net cash provided by (used in) investing activities	635	(2,069)	(515)	(79)	(285)	(8,101)	(1,240)

Financing activities:
Net proceeds from issuance of ordinary shares	4	5,245	774	119	14	6,019	922
Proceeds from debt	11,064	1,468	311	48	15,392	6,906	1,058
Repayment of debt	(3,136)	(2,844)	(1,410)	(216)	(8,682)	(11,207)	(1,718)
Dividend paid	—	—	—	—	(658)	(678)	(104)
Other	(2)	(33)	(85)	(13)	(21)	(157)	(24)
Net cash provided by (used in) financing activities	7,930	3,836	(410)	(62)	6,045	883	134

Effect of exchange rate changes on cash, cash equivalents and restricted cash	4	(73)	(189)	(29)	62	(300)	(45)
Net increase (decrease) in cash, cash equivalents and restricted cash	9,548	2,833	(810)	(124)	9,115	(6,909)	(1,058)
Cash, cash equivalents and restricted cash at the beginning of the period	4,451	5,067	7,900	1,211	4,884	13,999	2,145
Cash, cash equivalents and restricted cash at the end of the period	13,999	7,900	7,090	1,087	13,999	7,090	1,087

Huazhu Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,748	89.5%	10	0.3%	2,738	89.2%
Other operating costs	22	0.7%	—	0.0%	22	0.7%
Selling and marketing expenses	181	5.9%	1	0.0%	180	5.9%
General and administrative expenses	336	10.9%	11	0.4%	325	10.5%
Pre-opening expenses	36	1.2%	—	0.0%	36	1.2%
Total operating costs and expenses	3,323	108.2%	22	0.7%	3,301	107.5%
Income from operations	(134)	-4.4%	22	0.7%	(112)	-3.7%

	Quarter Ended December 31, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in millions)
Hotel operating costs	420	89.5%	2	0.3%	418	89.2%
Other operating costs	3	0.7%	—	0.0%	3	0.7%
Selling and marketing expenses	28	5.9%	0	0.0%	28	5.9%
General and administrative expenses	52	10.9%	2	0.4%	50	10.5%
Pre-opening expenses	6	1.2%	—	0.0%	6	1.2%
Total operating costs and expenses	509	108.2%	4	0.7%	505	107.5%
Income from operations	(20)	-4.4%	4	0.7%	(16)	-3.7%

	Quarter Ended September 30, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,470	78.2%	12	0.4%	2,458	77.8%
Other operating costs	15	0.5%	—	0.0%	15	0.5%
Selling and marketing expenses	162	5.1%	1	0.0%	161	5.1%
General and administrative expenses	343	10.9%	20	0.6%	323	10.3%
Pre-opening expenses	42	1.3%	—	0.0%	42	1.3%
Total operating costs and expenses	3,032	96.0%	33	1.0%	2,999	95.0%
Income from operations	(201)	-6.4%	33	1.0%	(168)	-5.4%

	Quarter Ended December 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,879	64.6%	7	0.2%	1,872	64.4%
Other operating costs	21	0.7%	—	0.0%	21	0.7%
Selling and marketing expenses	134	4.6%	1	0.0%	133	4.6%
General and administrative expenses	330	11.3%	14	0.5%	316	10.8%
Pre-opening expenses	149	5.1%	—	0.0%	149	5.1%
Total operating costs and expenses	2,513	86.3%	22	0.7%	2,491	85.6%
Income from operations	486	16.7%	22	0.7%	508	17.4%

	Year Ended December 31, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	9,729	95.4%	42	0.4%	9,687	95.0%
Other operating costs	52	0.5%	—	0.0%	52	0.5%
Selling and marketing expenses	597	5.9%	4	0.0%	593	5.9%
General and administrative expenses	1,259	12.3%	76	0.7%	1,183	11.6%
Pre-opening expenses	288	2.8%	—	0.0%	288	2.8%
Total operating costs and expenses	11,925	116.9%	122	1.1%	11,803	115.8%
Income from operations	(1,686)	-16.5%	122	1.1%	(1,564)	-15.4%

	Year Ended December 31, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in millions)
Hotel operating costs	1,491	95.4%	6	0.4%	1,485	95.0%
Other operating costs	8	0.5%	—	0.0%	8	0.5%
Selling and marketing expenses	91	5.9%	1	0.0%	90	5.9%
General and administrative expenses	193	12.3%	12	0.7%	181	11.6%
Pre-opening expenses	44	2.8%	—	0.0%	44	2.8%
Total operating costs and expenses	1,827	116.9%	19	1.1%	1,808	115.8%
Income from operations	(257)	-16.5%	19	1.1%	(238)	-15.4%

	Year Ended December 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	7,190	64.1%	35	0.3%	7,155	63.8%
Other operating costs	57	0.5%	—	0.0%	57	0.5%
Selling and marketing expenses	426	3.8%	3	0.0%	423	3.8%
General and administrative expenses	1,061	9.5%	72	0.6%	989	8.9%
Pre-opening expenses	502	4.5%	—	0.0%	502	4.5%
Total operating costs and expenses	9,236	82.4%	110	0.9%	9,126	81.5%
Income from operations	2,108	18.8%	110	0.9%	2,218	19.7%

Huazhu Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Year Ended
	December 31, 2019	September 30,2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	619	(212)	703	108	1,769	(2,192)	(336)
Share-based compensation expenses	22	33	22	4	110	122	19
Unrealized (gains) losses from fair value changes of equity securities	(230)	(39)	(733)	(113)	(316)	265	42
Adjusted net income attributable to Huazhu Group Limited (non-GAAP)	411	(218)	(8)	(1)	1,563	(1,805)	(275)

Adjusted earnings (losses) per share/ADS (non-GAAP)
Basic	1.44	(0.75)	(0.02)	(0.00)	5.50	(6.16)	(0.94)
Diluted	1.38	(0.75)	(0.02)	(0.00)	5.27	(6.16)	(0.94)

Weighted average number of shares used in computation
Basic	285,256,343	291,675,396	309,752,462	309,752,462	284,305,138	292,739,841	292,739,841
Diluted	304,319,151	291,675,396	309,752,462	309,752,462	304,309,890	292,739,841	292,739,841

	Quarter Ended				Year Ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	619	(212)	703	108	1,769	(2,192)	(336)
Interest income	(39)	(31)	(33)	(5)	(160)	(119)	(18)
Interest expense	83	136	118	18	315	533	82
Income tax expense	133	(50)	(66)	(10)	640	(215)	(33)
Depreciation and amortization	266	347	364	56	991	1,362	209
EBITDA (non-GAAP)	1,062	190	1,086	167	3,555	(631)	(96)
Share-based compensation	22	33	22	4	110	122	19
Unrealized (gains) losses from fair value changes of equity securities	(230)	(39)	(733)	(113)	(316)	265	42
Adjusted EBITDA (non-GAAP)	854	184	375	58	3,349	(244)	(35)

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q4 2020	Closed (2) in Q4 2020	Net added in Q4 2020	As of December 31, 2020 (3)	As of December 31, 2020
Leased and owned hotels	4	(10)	(6)	681	90,942
Manachised and franchised hotels	389	(104)	285	5,988	537,193
Total	393	(114)	279	6,669	628,135

(1)    Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)    The reasons for hotel closures mainly include non-compliance with our brand standards, operating losses, and property-related issues. In Q4 2020, we temporarily closed 6 hotels for brand upgrade and business model change purposes.

(3)    As of December 31, 2020, 74 hotels were requisitioned by governmental authorities.

	As of December 31, 2020
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,362	1,183
Leased and owned hotels	438	4
Manachised and franchised hotels	3,924	1,179
Midscale and upscale hotels	2,307	1,228
Leased and owned hotels	243	14
Manachised and franchised hotels	2,064	1,214
Total	6,669	2,411

Operational hotels (excluding hotels under requisition)

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2019	2020	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	277	255	272	-1.8%
Manachised and franchised hotels	223	211	224	0.6%
Blended	232	218	231	-0.5%
Occupancy rate (as a percentage)
Leased and owned hotels	84.7%	82.9%	79.6%	-5.2p.p.
Manachised and franchised hotels	81.6%	81.8%	80.8%	-0.9p.p.
Blended	82.2%	82.0%	80.6%	-1.6p.p.
RevPAR (in RMB)
Leased and owned hotels	235	211	217	-7.8%
Manachised and franchised hotels	182	173	181	-0.5%
Blended	191	179	186	-2.4%

	For the year ended
	December 31,	December 31,	yoy
	2019	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	276	241	-12.8%
Manachised and franchised hotels	224	204	-8.9%
Blended	234	210	-10.3%
Occupancy rate (as a percentage)
Leased and owned hotels	87.0%	68.9%	-18.1p.p.
Manachised and franchised hotels	83.8%	71.4%	-12.4p.p.
Blended	84.4%	71.0%	-13.4p.p.
RevPAR (in RMB)
Leased and owned hotels	240	166	-30.9%
Manachised and franchised hotels	188	146	-22.3%
Blended	198	149	-24.5%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended			ended			ended		yoy
	December 31,		December 31,		yoy	December 31,		yoy	December 31,		change
	2019	2020	2019	2020	change	2019	2020	change	2019	2020	(p.p.)
Economy hotels	2,651	2,651	162	151	-6.7%	185	178	-3.7%	87.6%	84.9%	-2.7
Leased and owned hotels	412	412	184	167	-8.9%	210	199	-5.2%	87.7%	84.3%	-3.4
Manachised and franchised hotels	2,239	2,239	157	147	-6.1%	179	173	-3.3%	87.5%	85.0%	-2.5
Midscale and upscale hotels	1,225	1,225	266	243	-8.5%	322	311	-3.4%	82.5%	78.2%	-4.3
Leased and owned hotels	190	190	327	272	-16.7%	392	365	-6.8%	83.4%	74.5%	-8.8
Manachised and franchised hotels	1,035	1,035	250	236	-5.6%	303	298	-1.9%	82.3%	79.2%	-3.1
Total	3,876	3,876	201	186	-7.6%	235	225	-3.9%	85.7%	82.4%	-3.3

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the year			For the year			For the year
	As of		ended			ended			ended		yoy
	December 31,		December 31,		yoy	December 31,		yoy	December 31,		change
	2019	2020	2019	2020	change	2019	2020	change	2019	2020	(p.p.)
Economy hotels	2,651	2,651	169	121	-28.8%	189	162	-14.1%	89.7%	74.3%	-15.4
Leased and owned hotels	412	412	191	128	-32.8%	211	176	-16.4%	90.5%	72.8%	-17.7
Manachised and franchised hotels	2,239	2,239	164	118	-27.7%	183	159	-13.4%	89.4%	74.7%	-14.8
Midscale and upscale hotels	1,225	1,225	272	198	-27.0%	328	287	-12.4%	82.8%	69.0%	-13.8
Leased and owned hotels	190	190	332	211	-36.4%	395	328	-17.0%	84.1%	64.5%	-19.7
Manachised and franchised hotels	1,035	1,035	254	194	-23.4%	308	276	-10.3%	82.5%	70.4%	-12.1
Total	3,876	3,876	205	148	-27.9%	234	204	-13.1%	87.3%	72.5%	-14.8

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q4 2020	Closed in Q4 2020	Net added in Q4 2020	As of December 31, 2020(5)	As of December 31, 2020	As of December 31, 2020
Leased hotels	2	—	2	72	13,371	26
Manachised and franchised hotels	1	—	1	48	10,656	12
Total	3	—	3	120	24,027	38

(4)         Legacy-DH refers to DH.

(5)         As of December 31, 2020, a total of 18 DH brand hotels were temporarily closed due to COVID-19.

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2019	2020	2020	change
Average daily room rate (in EUR)
Leased hotels	108	88	78	-27.2%
Manachised and franchised hotels	85	101	73	-13.7%
Blended	97	93	76	-21.5%
Occupancy rate (as a percentage)
Leased hotels	73.3%	38.2%	20.9%	-52.6	p.p.
Manachised and franchised hotels	62.6%	37.5%	25.4%	-37.2	p.p.
Blended	68.0%	37.9%	22.5%	-45.5	p.p.
RevPAR (in EUR)
Leased hotels	79	34	16	-79.3%
Manachised and franchised hotels	53	38	19	-64.9%
Blended	66	35	17	-74.0%

	For the year ended
	December 31,	December 31,	yoy
	2019	2020	change
Average daily room rate (in EUR)
Leased hotels	105	89	-14.8%
Manachised and franchised hotels	88	85	-3.2%
Blended	97	88	-9.9%
Occupancy rate (as a percentage)
Leased hotels	72.8%	33.9%	-38.9	p.p.
Manachised and franchised hotels	65.0%	36.3%	-28.7	p.p.
Blended	69.1%	34.8%	-34.3	p.p.
RevPAR (in EUR)
Leased hotels	76	30	-60.4%
Manachised and franchised hotels	57	31	-45.8%
Blended	67	31	-54.6%

Hotel Portfolio by Brand

	As of December 31, 2020
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,376	361,435	1,192
HanTing Hotel	2,780	254,106	597
Hi Inn	439	25,282	91
Elan Hotel(6)	938	58,753	448
Ibis Hotel	205	21,633	47
Zleep Hotel	14	1,661	9
Midscale and upscale hotels	2,413	290,727	1,257
Ibis Styles Hotel	69	7,992	22
Starway Hotel	455	38,657	252
JI Hotel	1,105	135,737	512
Orange Hotel	320	36,167	174
Crystal Orange Hotel	114	15,400	66
Manxin Hotel	61	6,009	47
Madison Hotel	22	2,950	42
Mercure Hotel	104	17,486	61
Novotel Hotel	12	3,387	14
Joya Hotel	10	1,842	—
Blossom House	28	1,249	23
Grand Mercure Hotel	7	1,485	7
Steigenberger Hotels & Resorts	49	11,574	7
IntercityHotel(7)	45	8,056	23
Maxx by Steigenberger(8)	5	777	4
Jaz in the City	2	424	2
Other partner hotels	5	1,535	1
Total	6,789	652,162	2,449

(6)   As of December 31, 2020, 5 Ni Hao Hotels were included in the operational hotel total for Elan Hotels and 74 Ni Hao hotels were included in the pipeline total for Elan Hotels.

(7)   As of December 31, 2020, 5 pipeline hotels of IntercityHotel were in China.

(8)   As of December 31, 2020, 3 pipeline hotels of Maxx by Steigenberger were in China.